BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599



                                       March 16, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Mattel Inc


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Damian P. Reitemeyer

Enclosures











          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 1  )*

                        Mattel Inc
          _______________________________________
                      NAME OF ISSUER:

        $0.4125 Depositary Shares, each representing
        one twenty-fifth of a share of Series C Mandatorily
        Convertible Redeemable Preferred Stock
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         577081706
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages









CUSIP No. 577081706                     Page 2 of 8 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Bankers Trust Corporation 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

          Bankers Trust Corporation is a New York
          corporations.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES



BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY




  EACH         7. SOLE DISPOSITIVE POWER
REPORTING




 PERSON        8. SHARED DISPOSITIVE POWER
  WITH















CUSIP No. 577081706                    Page 3 of 8 Pages

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON




10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC

































CUSIP No. 577081706                     Page 4 of 8 Pages


Item 1(a)    NAME OF ISSUER:

             Mattel Inc

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             333 Continental Blvd.
             El Segundo, CA 90245

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust Corporation

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             130 Liberty Street
             New York, New York  10006

Item 2(c)    CITIZENSHIP:

             Bankers Trust Corporations principal
             business offices are located in New York.



Item 2(d)    TITLE OF CLASS OF SECURITIES:

             $0.4125 Depositary Shares, each representing one-twenty-fifth of a share of Series C Mandatorily Convertible
             Redeemable Preferred Stock of Mattel, Inc.

Item 2(e)    CUSIP NUMBER:

             577081706


CUSIP No. 577081706                  Page 5 of 8 Pages


Item 3       THE PERSON FILING IS A:
          For Bankers Trust Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)







Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:






          (b)  Percent of Class :































CUSIP No. 577081706                     Page 6 of 8 Pages

(c)  Number of shares as to which the following have:

          (i)  sole power to vote or to direct the
                   vote -







         (ii)  shared power to vote or to direct the
                   vote -








         (iii) sole power to dispose or to direct the disposition of -





          (iv) shared power to dispose or to direct the disposition of -





Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].










CUSIP No. 577081706                     Page 7 of 8 Pages




Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             Not applicable.


Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:
             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
             Not applicable.


Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not applicable.




























CUSIP No. 577081706                     Page 8 of 8 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary